CORRESPONDENCE

1401 Eye Street NW, Suite 800, Washington, DC 20005 (202) 783-3300

April 8, 2016

VIA EDGAR

Mr. John Reynolds, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	BioScrip, Inc.
Registration Statement on Form S-3
Filed April 1, 2016
File No. 333-210530

Dear Mr. Reynolds:

We refer to the shelf registration statement on Form S-3 (File No. 333-210530) (the “Registration Statement”) initially filed on April 1, 2016 by BioScrip, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). By letter dated April 8, 2016, the staff of the Commission (the “Staff”) provided a comment to the Registration Statement and the prospectus included therein. On behalf of the Company, we are hereby providing the Company’s response.

Where You Can Find More Information

Incorporation of Documents by Reference, page 2

1.	We note that you intend to incorporate by reference information required in Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2015. Please file the Part III information prior to requesting effectiveness of this registration statement.

The Company respectfully advises the Staff that the Company intends to file, by April 30, 2016, Part III of its Annual Report on Form 10-K for the fiscal year ended December 31, 2015. Such filing will occur by way of incorporation by reference into the Annual Report on Form 10-K from the Company’s definitive proxy statement on Schedule 14A for its 2016 Annual Meeting of Stockholders, or by way of an amendment on Form 10-K/A. The Company confirms it will file the Part III information prior to requesting effectiveness of the Registration Statement.

* * * * *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

polsinelli.com
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We trust that the information provided in this letter addresses the Staff’s comment. If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (816) 572-4580.

Very truly yours,

POLSINELLI PC

By: /s/ Eric S. Wu, Esq.
Eric S. Wu, Esq.

cc:	Kathryn M. Stalmack, Esq. Senior Vice President, Secretary and General Counsel BioScrip, Inc.